

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2011

James H. Bathon
Chief Legal Officer
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022

Re: Banco Santander (Brasil) S.A.
       Registration Statement on Form F-3
       Filed May 25, 2011
       File No. 333-174483

Dear Mr. Bathon:

We have limited our review of your filing to the issues addressed in our comment below. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Selling Shareholder, page 30

1.   We note that you are seeking to register a larger number of units in the form of ADSs than the selling shareholder currently owns, with the expectation that the selling shareholder would acquire additional units in future open market purchases.   Please provide us an explanation of the basis in the securities laws for the registration of shares not currently owned by the selling shareholder, or revise your registration statement to include only those shares owned by the selling shareholder.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Nicholas A. Kronfeld
       Davis Polk & Wardwell LLP
       450 Lexington Avenue
       New York, New York 10017